Issuer Free Writing Prospectus
Filed Pursuant to
Rule 433
Registration No. 333-153631
SMITH INTERNATIONAL, INC.
TERM SHEET
Dated November 17, 2009
28,000,000 Shares of Common Stock
This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement, dated November 16, 2009 and the accompanying prospectus (including the documents incorporated by reference in the accompanying prospectus) relating to these securities.

Issuer:	Smith International, Inc.

Title of Securities:	Common Stock, par value $1.00 per share

Stock Symbol / Exchange:	SII / New York Stock Exchange

Trade Date:	November 17, 2009

Closing Date:	November 23, 2009

Number of Shares Offered:	28,000,000 shares

Option to Purchase Additional Shares:	4,200,000 shares

Price to the Public:	$26.50 per share

Underwriting Discounts and Commissions:	$0.86125 per share; $24,115,000 total (or $27,732,250 if the underwriters’ option to purchase additional shares is exercised in full)

Net Proceeds:
Approximately $717.4 million, or approximately $825.1 million if the underwriters’ option to purchase additional shares is exercised in full, in each case after deducting the underwriting discounts and commissions and estimated expenses payable by the Issuer

Sole-Book Running Manager:	J.P. Morgan Securities Inc.

Joint Lead Manager:	UBS Securities LLC

Co-Managers:	Calyon Securities (USA) Inc. DnB NOR Markets, Inc. Fortis Securities LLC Wells Fargo Securities, LLC Comerica Securities, Inc.

Underwriting / Conflicts of Interest:
Certain of the underwriters and their affiliates are lenders under the issuer’s credit agreement dated August 20, 2008 among Smith International, the lenders thereto, Fortis Bank, SA/NV, New York Branch, Wells Fargo Bank, N.A., Calyon New York Branch, DNB Nor Bank ASA, and The Royal Bank of Scotland, Plc. (the “Term Loan”). The issuer intends to use a portion of the net proceeds of this offering to repay some of the indebtedness outstanding under the Term Loan. Because more than 5% of the net proceeds of this offering may be paid to the underwriters and their affiliates as lenders under the issuer’s outstanding Term Loan, this offering will be made in accordance with Rule 2720(a) of the Financial Industry Regulatory Authority, Inc.

Smith International, Inc. has filed a registration statement (including a prospectus dated as of September 23, 2008) and a preliminary prospectus supplement dated as of November 16, 2009 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents Smith International, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus and the preliminary prospectus supplement may be obtained from J.P. Morgan Securities Inc. via Broadridge Financial Services, 1155 Long Island Ave, Edgewood, NY 11717, or by calling 1-866-430-0686.
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